MSO HOLDINGS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

        This Code of Business Conduct and Ethics (the “Code”) of MSO Holdings, Inc., a Delaware corporation (the “Company”), covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all officers, directors and employees of the Company. All of our officers, directors and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.

        If a law conflicts with a policy in this Code, you must comply with the law. This Code is also deemed incorporated by reference into, and should be read in conjunction with and in addition to, the Company’s standard employee manual. If a specific provision of this Code conflicts with a specific provision of the employee manual, you must comply with the more restrictive of the two provisions. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

        Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 15 of this Code.

        1.    Compliance with Laws, Rules and Regulations. Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All officers, directors and employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all officers, directors and employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. If reasonably requested, the Company will, as practicable, hold information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

        2.    Conflicts of Interest. A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director or members of his or her family receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

        It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors of the Company, if any. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Company’s legal department. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 15 of this Code.

        3.    Insider Trading. Officers, directors and employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but illegal. In order to assist with compliance with laws against insider trading, the Company has adopted a specific Insider Trading Policy (the “Insider Trading Policy”). The Insider Trading Policy has been distributed to every officer, director and employee of the Company. If you have any questions about the Insider Trading Policy, please consult with the Company’s legal department.

        4.    Corporate Opportunities. Officers, directors and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors of the Company. No officer, director or employee may use corporate property, information or position for improper personal gain, and no officer, director or employee may compete with the Company directly or indirectly. Officers, directors and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

        5.    Competition and Fair Dealing. We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. Each officer, director and employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No officer, director or employee should take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of material facts or any other intentional unfair dealing practice.

        6.    Gifts and Entertainment. The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (i) is not a cash gift, (ii) is consistent with customary business practices, (iii) is not excessive in value, (iv) cannot be construed as a bribe or payoff and (v) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

        7.    Discrimination and Harassment. The diversity of the Company’s officers, directors and employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

        8.    Health and Safety. The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

        9.    Record-Keeping. The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

        Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller.

        All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

        Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that could be misunderstood. This applies equally to electronic mail, internal memoranda and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies, if any. In accordance with those policies, in the event of litigation or governmental investigation please consult the Company’s legal department.

        10.    Confidentiality. Officers, directors and employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the Company’s legal department or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee should have executed a confidentiality agreement when he or she began his or her employment with the Company.

        11.    Protection and Proper Use of Company Assets. All officers, directors and employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

        The obligation of officers, directors and employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

        12.    Payments to Government Personnel. The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

        In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s legal department can provide guidance to you in this area.

        13.    Waivers of the Code of Business Conduct and Ethics. Any waiver of this Code for executive officers or directors may be made only by the Board of Directors of the Company (or a committee thereof) and will be promptly disclosed as required by applicable law.

        14.    Reporting any Illegal or Unethical Behavior. Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct. Any employee may submit a good faith concern regarding questionable conduct without fear of dismissal or retaliation of any kind.

        15.    Compliance Procedures. We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your human resources manager.

•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

        If you have any questions regarding the foregoing, please feel free to contact Tom Mason, the Company’s Chief Financial Officer at (847) 267-0801.

Adopted: May 27, 2005

ACKNOWLEDGEMENT OF RECEIPT AND UNDERSTANDING

        The undersigned, an employee, consultant or advisor of the Company (as defined in the Code of Ethics), has executed this Acknowledgement of Receipt and Understanding effective as of the date set forth below. By signing below, you acknowledge and agree that you have received a copy of the attached Code of Business Conduct and Ethics (the “Code of Ethics”) and have read and understand the terms contained therein. By signing below, you further acknowledge and agree that you have not, and will not, take any action or fail to take any action that is or may result in a violation or breach of the Code of Ethics.

Date:_____________________________	By:_____________________________________
(Signature)
Print Name:_____________________________
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